UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-10670
CUSIP NUMBER: 41043F208

(Check One):	|_|	Form 10-K	|_|	Form 11-K	|_|	Form 20-F
	|X|	Form 10-Q	|_|	Form N-SAR	|_|	Form N-CSR

For Period Ended: June 30, 2004

|_|	Transition Report on Form 10-K
|_|	Transition Report on Form 20-F
|_|	Transition Report on Form 11-K
|_|	Transition Report on Form 10-Q
|_|	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (in back page) Before Preparing Form.
Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

Hanger Orthopedic Group, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

Two Bethesda Metro Center, Suite 1200

City, State and Zip Code:

Bethesda, MD 20814

PART II – RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)  |X|

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(b)	The subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company was unable to complete the financial review of its quarterly results in a timely fashion in large part due to the substantial time and efforts expended by management to cooperate with the internal investigation of certain alleged billing discrepancies.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Arthur H. Bill Foley & Lardner LLP

202-295-4003

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

|X|	Yes	|_|	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|	Yes	|_|	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company estimates that pretax income for the quarter ended June 30, 2004 will be $2.5 million compared to $15.8 million for the quarter ended June 30, 2003. Earnings decreased principally due to a decline in same center sales in combination with an increase in material costs and an increase in selling, general and administrative expenses.

        If the Company’s estimate is correct, based upon the results of operations for the trailing twelve months ending June 30, 2004, the Company will be in violation of the total leverage covenant contained in the credit agreement related to our Revolving Credit Facility and Term Loan (“Senior Credit Facilities”). Management has met with the Administrative Agent of the Senior Credit Facilities and will schedule an August meeting with the Syndicate of Lenders to propose a cure to the covenant violation, which Management believes will be ratified by the lending group. Until the amendment is obtained the Company does not have access to the Revolving Credit Facility. In the interim, the Company has $14.6 million in cash available on August 6, 2004, in its bank accounts and will pursue a forbearance agreement which will restore access to the revolver prior to the amendment. Due to the scheduled timing of the earnings release and filing of 10-Q, the Company likely will be unable to cure the covenant violation before this release; therefore, the Company will be required to classify the outstanding obligations under the Senior Credit Facilities as a current liability. In addition, the Senior Notes will likely also be classified as a current liability due to cross default language in the Senior Note Indenture.

        Hanger Orthopedic Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2004	By: /s/ George E. McHenry
George E. McHenry
Chief Financial Officer

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